

Mail Stop 7010

December 12, 2008

via U.S. mail and facsimile

Michael W. Harlan, President and CEO
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

>   **RE: U.S. Concrete, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 13, 2008**
>   **Schedule 14A Filed on April 22, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
>   **June 30, 2008 and September 30, 2008**
>   **File No. 0-26025**

Dear Mr. Harlan:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone at (202) 551-3262, or in her absence, Pamela Long, Assistant Director, at (202) 551-3760.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief